UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quiksilver, Inc.

File No. 001-14229 - CF#25311

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       Quiksilver, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 9, 2010, as amended on September 15, 2010.

       Based on representations by Quiksilver, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.5   through July 31, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel